CENTURY PROPERTIES FUND XIV
c/o Fox Capital Management Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
December 5, 2006
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2006, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Special Fund 8, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 20,000 units of limited partnership interest (“Units”) in Century Properties Fund XIV (the “Partnership”) on November 22, 2006.
     The Partnership, through its managing general partner, Fox Capital Management Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $73 per Unit. However, the MacKenzie Group is only offering $22.50 per Unit. The MacKenzie Group states in their offer that they are making this offer for investment purposes and with the intent of making a profit from the ownership of Units.
•	The $22.50 per Unit offer price will be reduced by the amount of any distributions declared or made between November 22, 2006 and the expiration date of the tender offer, which is currently December 29, 2006 but which may be extended by the Mackenzie Group.
•	Aimco Properties L.P., (“AIMCO Properties”), an affiliate of the managing general partner, is currently evaluating various investment alternatives with regard to the Partnership. No assurance can be given regarding the timing or structure of any such strategic alternatives, or if any action will be taken at all.
•	Since January 1, 2004, the Partnership declared and made the following distributions to limited partners:

Distributed Amount
Year	Per LP Unit
2004	$157.28
2005	$3.02

•	AIMCO Properties made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $16.23 per Unit. The offer was held open through June 27, 2005 and 766.50 Units were acquired.
•	AIMCO Properties has made the following direct purchases for Units since 2004:

		Price Per
Year	Units	Unit
2004*	165.00	$41.68
2005	139.50	$16.23
2006 (through September 30)	32.00	$16.23

*	These purchases were made before distributions related to the sale of St. Charleston Village Apartments and Torrey Pines Village Apartments were made.
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two third-party sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005 and 2004, as reported by Direct Investments Spectrum. No sales were reported by Direct Investments Spectrum for the year ended December 31, 2006 (through July 31).

	HIGH	LOW
Year Ended December 31, 2005:	$75.00	$75.00
Year Ended December 31, 2004:	$100.00	$70.00
•	Set forth below are the high and low sales prices of Units during the year ended December 31, 2004, as reported by the American Partnership Board. The American Partnership Board did not report any sales of Units for the year ended December 31, 2005 or for the year ended December 31, 2006 (through October 31).

	HIGH	LOW
Year Ended December 31, 2004:	$81.12	$74.09

•	The MacKenzie Group’s offer is limited to 20,000 Units. If more than 20,000 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept for purchase 20,000 Units from tendering Unit holders on a pro rata basis. The MacKenzie group’s offer allows a Unit holder to sell “all or none” of its Units thereby allowing Unit holders the option to avoid pro ration if more than 20,000 Units are tendered. A Unit holder who elects to trade its Units but does not elect the ‘all or none’ option may be unable to fully dispose of its investment in the Partnership. The MacKenzie Group states in its offer that the MacKenzie Group and its affiliates do not own any Units directly.
•	Any increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object. In addition, the MacKenzie Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.
•	The MacKenzie Group’s offer states that you will have the right to withdraw Units traded in the offer at any time until the MacKenzie Group’s until the expiration date of the offer, which is currently December 29, 2006.
•	AIMCO Properties and its affiliates, which collectively hold 45,806.05 Units or approximately 70.68% of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.
•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers, however the offer states that the Mackenzie Group may make additional trades for Units at higher prices.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely, Century Properties Fund XIV
By:	Fox Capital Management Corporation,
its Managing General Partner